FOCUS SECURITIES LLC

FINANCIAL STATEMENTS
DECEMBER 31, 2025

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FOCUS SECURITIES LLC

TABLE OF CONTENTS



Report of Independent Registered Public Accounting Firm

To the Member and Board of Directors
of Focus Securities LLC

Opinion on the Financial Statements
We have audited the accompanying statement of financial condition of Focus Securities LLC (a limited liability company) as of December 31, 2025, and the related statements of income, changes in member's equity, and cash flows for the year then ended, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of Focus Securities LLC as of December 31, 2025, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion
These financial statements are the responsibility of Focus Securities LLC's management. Our responsibility is to express an opinion on Focus Securities LLC's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Focus Securities LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Auditor's Report on Supplemental Information
The Computation of Net Capital under Rule 15c3-1, the Computation for Determination of Reserve Requirements under Rule 15c3-3, and Information Relating to the Possession or Control Requirements under Rule 15c3-3 as of December 31, 2025 have been subjected to audit procedures performed in conjunction with the audit of Focus Securities LLC's financial statements. The supplemental information is the responsibility of Focus Securities LLC's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the Computation of Net Capital under Rule 15c3-1, the Computation



for Determination of Reserve Requirements under Rule 15c3-3, and Information Relating to the Possession or Control Requirements under Rule 15c3-3 as of December 31, 2025 are fairly stated, in all material respects, in relation to the financial statements as a whole.

We have served as Focus Securities LLC's auditor since 2016.

Atlanta, Georgia
February 14, 2026

FOCUS SECURITIES LLC
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2025

ASSETS

Cash	$ 2,961,616
Accounts receivable	156,610
Prepaid expenses and other assets	24,466
Deposits	658
Total assets	$ 3,143,350

LIABILITIES AND MEMBER'S EQUITY

Liabilities	
Accounts payable and accrued liaibilities	$ 118,905
Total liabilities	118,905
Member's equity	3,024,445
Total liabilities and member's equity	$ 3,143,350

See accompanying notes to the financial statements

FOCUS SECURITIES LLC
STATEMENT OF INCOME
FOR THE YEAR ENDED DECEMBER 31, 2025

Revenue	
Investment banking success fees	$ 11,134,644
Total revenue	11,134,644
Expenses	
Compensation and benefits	7,974,422
Commissions and referral fees paid to other broker dealers	666,667
Management fees	1,320,063
Regulatory fees and expenses	110,879
Other	218,537
Total expenses	10,290,568
Net income	$ 844,076

FOCUS SECURITIES LLC
STATEMENT OF CHANGES IN MEMBER'S EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2025

	Retained Earnings	Total
Balance, December 31, 2024	$ 2,180,369	$ 2,180,369
Net income	844,076	844,076
Balance, December 31, 2025	$ 3,024,445	$ 3,024,445

See accompanying notes to the financial statements

FOCUS SECURITIES LLC
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2025

Cash flows from operating activities:		
Net income	$	844,076
Adjustments to reconcile net income to net cash provided by operating activities:		
Changes in operating assets and liabilities:		
Accounts receivable		(156,610)
Prepaid expenses and other assets		(4,604)
Deposits		1,038
Accounts payable and accrued liabilities		109,504
Due to sole member *from*		204,680
Total adjustments		154,008
Net cash provided by operating activities		998,084
Net increase in cash		998,084
Cash, beginning of year		1,963,532
Cash, end of year	$	2,961,616

See accompanying notes to the financial statements

Note A
Summary of Significant Accounting Policies

Nature of Operations:

FOCUS SECURITIES LLC (the "Company"), was formed in Georgia as a limited liability company in March 2009. The Company is a wholly-owned subsidiary of FOCUS Capital Acquisition, LLC. (previously known as FOCUS Holdings USA, Inc.) (the "Sole Member") and is a registered broker-dealer under the Securities Exchange Act of 1934, and is a member of the Financial Industry Regulatory Authority, Inc. ("FINRA") and the Securities Investor Protection Corporation ("SIPC"). Effective December 31, 2025, Focus Holdings USA, Inc. merged into Focus Capital Acquisition, LLC. The Company provides merger and acquisition advisory services to domestic and international companies and assists its clients in analyzing capitalization alternatives and arranging private placements of debt, equity and equity-related securities.

The Company does not maintain customer accounts.

Use of Estimates:

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Concentration of Credit Risk Arising From Cash Deposits in Excess of Insured Limits:

The Company maintains cash balances at two financial institutions that at times may exceed federally insured limits. The Company has not experienced any losses in such accounts. The Company believes it is not exposed to any significant risks on cash.

Accounts Receivable and Allowance for Credit Losses:

Accounts receivable are due from clients for assisting companies with mergers and acquisitions, and are stated at the amount the Company expects to collect and do not bear interest. The collectability of accounts receivable balances is regularly evaluated and, if it is determined that a client will be unable to fully meet its financial obligation, a specific reserve for bad debt is recorded to reduce the related receivable to the amount expected to be recovered. As of December 31, 2025, the Company had $156,610 in accounts receivable. As of December 31, 2025, management has concluded that an allowance for credit losses is not necessary.

Note A
Summary of Significant Accounting Policies (Continued)

Revenue Recognition:

The Company recognizes revenue from contracts with customers when, or as, the Company satisfies its performance obligations by transferring the promised goods or services to the customers. Investment banking success fees solely consist of commissions earned on merger and acquisition transactions. Success fees from these engagements are recognized at the point in time when the related transaction has been effectively closed.

The amount of revenue recognized reflects the consideration ("transaction price") the Company expects to be entitled to in exchange for the transfer of the goods or services to the customer. In determining the transaction price, the Company considers multiple factors, including the effects of variable consideration. Variable consideration is included in the transaction price only to the extent it is probable that a significant reversal in the amount of cumulative revenue recognized will not occur when the uncertainties with respect to the amount are resolved. In determining when to include variable consideration in the transaction price, the Company considers the range of possible outcomes, the predictive value of past experiences, the time period of when uncertainties expect to be resolved and the amount of consideration that is susceptible to factors outside of influence, such as market volatility or the judgment and actions of third parties.

A portion of the fees the Company receives for investment banking are considered variable as they are contingent upon a future event and are excluded from the transaction price until the uncertainty associated with the variable consideration is subsequently resolved, which is expected to occur upon achievement of the specified milestone. Payment for success fees is generally due promptly upon completion of a specified milestone, the closing of the transaction. The Company recognizes a receivable for fees where completion of the milestone has occurred, but payment by the customer has not been received.

Income Taxes:

The Company is a single member limited liability company. The Company is a disregarded entity for tax purposes and does not file tax returns or pay income taxes. All income and losses are passed through to the Sole Member to be included on the Sole Member's tax return.

Note A
Summary of Significant Accounting Policies (Continued)

Segment Reporting:

Management has determined that the Company has one operating segment as defined by Accounting Standards Codification ("ASC") Topic 280, *Segment Reporting.* The Company is engaged in a single line of business as a non-carrying broker-dealer, providing a single service within one line of business. The Company's operations are limited to providing mergers aand acquisitions advisory and transaction execution services to its clients. Additionally, the Company's operations are conducted within the same economic environment, and no discrete financial information is prepared or reviewed by management for separate lines of business or geographic areas.

The Company has identified its President as the chief operating decision maker ("CODM"), who uses net income to evaluate the results of the business, predominantly in the forecasting process to manage the Company. Additionally, the CODM uses excess net capital, which is not a measure of profit and loss, to make operational decisions while maintaining capital adequacy, such as whether to reinvest profits or pay dividends. The Company's operations constitute a single operating segment and therefore, a single reportable segment, because the CODM manages the business activities using information of the Company as a whole. Accordingly, no segment revenues, segment profit or loss, or segment asset information is disclosed, as such information is not utilized by management in decision making. The accounting policies used to measure the profit and loss of the segment are the same as those described in the summary of significant accounting policies.

Fair Value of Financial Instruments:

The Company's financial instruments, including cash, due from parent, deposits, accounts payable, are carried at cost, which approximates their fair value because of the short term nature of these assets and liabilities.

Note B
Net Capital

The Company, as a registered broker-dealer in securities, is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires that minimum net capital, as defined, shall not be less than the greater of 6 2/3% of aggregate indebtedness, as defined, or $5,000, and the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2025, the Company had net capital of $2,842,711, which was $2,834,784 in excess of its required net capital of $5,000. The Company's ratio of aggregate indebtedness to net capital was 0.04 to 1.

Note C
Related Party Transactions

The Company provides investment banking services exclusively to Focus Investment Banking (FIB), a company related by common ownership. Contracts with customers are initially between the FIB and the related customer. All contracts specifically state that prior to the closing of any securities related transactions, these contracts are assigned from FIB to the Company.

The Company pays a monthly management fee to the Sole Member equal to 90% of the Company's prior month net income, as defined in the management agreement. Management fees will be permanently reduced or waived for any month where necessary to ensure that adjusted net capital does not fall below 120% of the Company's minimum net capital requirement and/or the ratio of the Company's aggregated indebtedness to net capital does not exceed 120%. During the year ended December 31, 2025, management fees incurred were $1,320,063, none of which was outstanding at year end.

The Company has entered into an expense sharing agreement with the Sole Member. Under this agreement, the Sole Member pays all indirect expenses of the Company as defined in the expense sharing agreement. These expenses are allocated to the Company in accordance with the terms of the agreement. During the year ended December 31, 2025, allocated expenses incurred under this agreement were $117,329, and are included in other expenses and compensation and benefits in the accompanying statement of income, none of which was outstanding at year end.

Representatives of the Company are employees of the Sole Member. Commissions earned by the representatives from the Company are remitted to the Sole Member and subsequently paid to the respective representatives. At December 31, 2025, the Company owed $106,603 in commissions to the representatives, which is included in accounts payable and accrued expenses in the accompanying statement of financial condition.

Note D
Concentrations

Significant Transactions:

A significant transaction is one from which at least 10% of annual revenue is derived. The Company had revenue from two transactions totaling $3,951,585, which comprised approximately 35% of investment banking success fees for the year ended December 31, 2025. There were no receivables due from these transactions at December 31, 2025.

Note E
Contingencies

In the ordinary course of business, the Company is subject to litigation. There is no pending litigation at December 31, 2025.

Note F
Subsequent Events

The Company evaluated subsequent events through February 13, 2026, when these financial statements were issued. The Company is not aware of any significant events that occurred subsequent to the balance sheet date but prior to the filing of this report that would have a material impact on the financial statements.

<u>SUPPLEMENTARY INFORMATION</u>

FOCUS SECURITIES LLC
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
DECEMBER 31, 2025

NET CAPITAL:

Total member's equity $ 3,024,445

Nonallowable assets

Accounts receivable	156,610
Prepaid expenses and other assets	24,466
Deposits	658
Total nonallowable assets	181,734

NET CAPITAL $ 2,842,711

COMPUTATION OF NET CAPITAL REQUIREMENT:
Aggregate indebtedness

Accrued payable and accrued liabilities	$ 118,905
Total aggregate indebtedness	$ 118,905

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT:

Minimum net capital required (the greater of $5,000 or 6 2/3% of aggregate indebtedness)	$ 7,927
Capital in excess of minimum requirements	$ 2,834,784
Ratio of aggregate indebtedness to net capital	0.04

Note: There are no material differences between the preceding computation and the Company's corresponding unaudited Part II of Form X-17A-5 as of December 31, 2025.

See report of independent registered public accounting firm and notes to the financial statements

FOCUS SECURITIES LLC

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS
UNDER RULE 15c3-3
AS OF DECEMBER 31, 2025

The Company is filing an Exemption Report for fiscal year ended December 31, 2025 relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 because the Company limits its business activities exclusively to receiving transaction-based compensation for identifying potential merger and acquisition opportunities for clients, or referring securities to other broker dealers. The Company (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, (other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b) (2) of Rule 15c2-4 and/or funds received and promptly transmitted for effecting transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company); (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3) throughout the year ended December 31, 2025 without exception.

INFORMATION RELATING TO THE POSSESSION OR CONTROL REQUIREMENTS
UNDER RULE 15c3-3
AS OF DECEMBER 31, 2025

The Company is filing an Exemption Report for fiscal year ended December 31, 2025 relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 because the Company limits its business activities exclusively to receiving transaction-based compensation for identifying potential merger and acquisition opportunities for clients, or referring securities to other broker dealers. The Company (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, (other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b) (2) of Rule 15c2-4 and/or funds received and promptly transmitted for effecting transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company); (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3) throughout the year ended December 31, 2025 without exception.

See report of independent registered public accounting firm and notes to the financial statements



BENNETT THRASHER LLP

Report of Independent Registered Public Accounting Firm

To the Member and Board of Directors
of Focus Securities LLC

We have reviewed management's statements, included in the accompanying 15c3-3 Exemption Report under SEC Rule 17a-5, in which (1) Focus Securities LLC (the Company) did not claim an exemption under paragraph (k) of 17 C.F.R. §240.15c3-3, and (2) the Company is filing this Exemption Report relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 because the Company limits its business activities exclusively to receiving transaction-based compensation for identifying potential merger and acquisition opportunities for clients, or referring securities to other broker dealers. In addition, the Company did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule 15c2-4 and/or funds received and promptly transmitted for effecting transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company; did not carry accounts of or for customers; and did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception.

The Company's management is responsible for compliance with the provisions contemplated by Footnote 74 of SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 and related SEC Staff Frequently Asked Questions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based upon the Company's business activities contemplated by Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5, and related SEC Staff Frequently Asked Questions.

Atlanta, Georgia
February 14, 2026



7371 Atlas Walk Way
#259
Gainesville, VA   20155

(202) 785-9404
(202) 785-9413 fax
www.focusbankers.com

EXEMPTION REPORT

Focus Securities LLC (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. § 240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by Rule 17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company does not claim an exemption under paragraph (k) of 17 C.F.R. § 240. 15c3-3, and

(2) The Company is filing this Exemption Report relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 because the Company limits its business activities exclusively to receiving transaction-based compensation for identifying potential merger and acquisition opportunities for clients, or referring securities to other broker dealers. The Company (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, (other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule 15c2-4 and/or funds received and promptly transmitted for effecting transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company); (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3) throughout the year ended December 31, 2025 without exception.

Focus Securities LLC

I affirm that to my best knowledge and belief, this Exemption Report is true and correct.

/s/ Robert G. Beard

_____

Robert G. Beard

President

February 13, 2026

/s/ Richard F. Thompson Jr.

_____

Richard F. Thompson Jr.

Chief Financial Officer

February 13, 2026